Exhibit 99.1
trivago N.V.
Annual General Meeting of Shareholders
June 9, 2017 - 3:00 p.m. CEST

Voting Results

	FOR	AGAINST	ABSTAIN
Adoption of the annual accounts over the financial year 2016	2,110,656,484	2,479	22,179
Appointment of the external auditor for the financial year 2017	2,110,622,848	3,250	55,044
Release of the management directors from liability for the exercise of their duties during the financial year 2016	2,104,314,608	301,888	6,064,646
Release of the supervisory directors from liability for the exercise of their duties during the financial year 2016	2,104,301,143	313,406	6,066,593
Reappointment of A.P. Hefer as managing director	2,110,656,920	7,491	16,731
Reappointment of P. Vinnemeier as managing director	2,110,656,444	7,291	17,407
Reappointment of A.G. Lehnert as managing director	2,110,659,039	7,391	14,712
Reappointment of M. Siewert as managing director	2,110,659,411	7,286	14,445
Reappointment of R.T.J. Schrömgens as managing director	2,110,654,916	10,423	15,803
Reappointment of T.J. Thomas as managing director	2,110,654,216	11,418	15,508
Authorization of the management board to acquire shares in the Company's capital	2,108,383,808	2,237,175	60,159